Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-224202

May 7, 2018

HUYA INC.

HUYA Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Goldman Sachs (Asia) L.L.C. toll-free at 1-212-902-1171 or UBS Securities LLC toll-free at 1-888-827-7275 (calling these numbers is not toll-free outside the United States). You may also access the Company’s most recent prospectus dated May 7, 2018, which is included in Amendment No. 2 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on May 7, 2018, or Amendment No.  2, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1728190/000119312518153720/d494918df1a.htm.

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated May 1, 2018. All references to page numbers are to page numbers in Amendment No. 2.

(1) Add the following Recent Development section on page 7:

Recent Developments

The following sets forth certain unaudited consolidated statements of operations data for the three months ended March 31, 2018. On January 1, 2018, we adopted the new revenue standard ASC 606 using the modified retrospective method. The adoption of ASC 606 did not have any material impact on our consolidated financial statements. In addition, we have prepared these unaudited consolidated statements of operations data on the same basis as our audited consolidated financial statements. These unaudited consolidated statements of operations data reflect all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair statement of our results of operations for the period presented. We cannot assure you that our results for the three months ended March 31, 2018 will be indicative of our financial results for the full year ending December 31, 2018 or for future periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

•	Our total revenues for the three months ended March 31, 2018 were RMB843.6 million (US$134.5 million), consisting of live streaming revenues of RMB792.8 million (US$126.4 million) and advertising and other revenues of RMB50.8 million (US$8.1 million), as compared to total revenues of RMB398.9 million for the three months ended March 31, 2017, consisting of live streaming revenues of RMB382.6 million and advertising and other revenues of RMB16.3 million;

•	Our operating income for the three months ended March 31, 2018 was RMB28.2 million (US$4.5 million), including the effect of RMB24.4 million (US$3.9 million) in share-based compensation expenses, as compared to an operating loss of RMB42.2 million for the three months ended March 31, 2017, including the effect of RMB7.0 million in share-based compensation expenses; and

•	Our net income for the three months ended March 31, 2018 was RMB31.4 million (US$5.0 million), including the effects of RMB24.4 million (US$3.9 million) in share-based compensation expenses and RMB11.9 million (US$1.9 million) in fair value loss on derivative liabilities related to our preferred shares, the conversion features of which are required to be bifurcated and accounted for as derivative liabilities in the first quarter of 2018. In comparison, we had a net loss of RMB41.7 million for the three months ended March 31, 2017, including the effect of RMB7.0 million in share-based compensation expenses.

We had approximately 92.9 million average MAUs, 41.5 million average mobile MAUs and 3.4 million paying users in the first quarter of 2018. We also had over 666,000 average monthly active broadcasters on our platform in the first quarter of 2018.

(2) Update the second paragraph under the section captioned “Significant factors contributing to the difference in fair value determined” on page 104 with the following:

The increase in the fair value of our ordinary shares from US$7.16 per ordinary share as of March 31, 2018 to US$11.00 per ordinary share, the mid-point of the estimated range of the initial public offering price on the front cover of this prospectus, was primarily attributable to the following factors:

•	The public filing of the registration statement relating to this offering in April 2018 and the subsequent filings reduced the uncertainties associated with this offering, and significantly lowered the discount for lack of marketability from 10% as of March 31, 2018 to 0%;

•	As we progressed further towards this offering, we increased our estimated probability of a successful offering. As our preferred shares would be automatically converted into and re-designated as ordinary shares upon the completion of this offering, the increase in the estimated probability of this offering’s success results in an allocation of a higher portion of our business enterprise value to ordinary shares;

•	As part of Tencent’s investment in us in March 2018, our business cooperation agreement with Tencent in various aspects of the game live streaming business and other game related businesses is expected to provide strategic benefits to us, leading to improved growth prospects, which in turn has generated positive market feedback;

•	We recorded stronger performance in the first quarter of 2018, as evidenced by an increase in the total number of paying users to 3.4 million in the first quarter of 2018 from 2.8 million in the fourth quarter of 2017, an increase in our total revenue to RMB843.6 million in the first quarter of 2018 from RMB741.0 million in the fourth quarter of 2017, and an increase in our net income to RMB31.4 million in the first quarter of 2018 from RMB5.0 million in the fourth quarter of 2017. As we developed a longer track record in reaching revenue growth targets successfully and we progressed further towards this offering in the capital market, we are able to reduce the cost of financing and hence our risk premium. In addition, upon receiving proceeds from this offering, we will become larger and the size premium component in the discount rate would be further reduced. In light of the foregoing, we further reduced our discount rate from 19% as of March 31, 2018 to 16%; and

•	The launch of this offering, which will provide us with additional capital, enhances our ability to access capital markets, grow our business and raise our profile.